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                                REGINALD SPINELLO
                            2 LATTINGTOWN WOODS COURT
                              LATTINGTOWN, NY 11560


July 19, 2000



Board of Directors
PDK Labs, Inc.
145 Ricefield Lane
Hauppauge, NY 11788

Gentlemen:

This letter sets forth our revised proposal concerning the acquisition by a newly formed entity to be controlled by the undersigned, Reginald Spinello ("NEWCO") of the outstanding shares of common stock and preferred stock of PDK Labs, Inc. (the "COMPANY") not owned by Newco (the "PROPOSED TRANSACTION"). The Proposed Transaction would be structured as a merger of the Company with Newco and would be subject to the terms and conditions to be set forth in a definitive merger agreement to be negotiated between the parties, the proposed form of which is enclosed herewith. As a result of our conversations following my original offer letter, dated July 13, 2000, the terms of the Proposed Transaction are restated as follows:

         1. Consideration to the Public Stockholders. In the Proposed Transaction, the Company's common stockholders other than Newco (the "PUBLIC COMMON STOCKHOLDERS") would receive $5.00 cash for each share of Company common stock, and the Company's Preferred Stockholders other than Newco (the "PREFERRED STOCKHOLDERS" and together with the Public Common Stockholders, the "PUBLIC STOCKHOLDERS") would receive $8.00 in cash for each share of Company preferred stock.

         2. Conditions. The Proposed Transaction would be subject to the conditions set forth in the enclosed form of merger agreement, including the following:

                  (a) Approval of a special committee of the board of directors of the Company consisting solely of directors who are not affiliated with Newco (the "SPECIAL COMMITTEE");

                  (b) Approval of a majority of the shares of common stock held by the Public Stockholders that are voting at the stockholders' meeting called for such purposes; and



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                  (c)      Newco obtaining financing for the proposed
                           Transaction on acceptable terms.

         3. Other Provisions. The definitive merger agreement would contain customary representations, warranties, covenants and termination provisions.

This letter is intended only as a proposal and not as an offer subject to acceptance by the Company. Regardless of the form or content of any response from the Company, this letter shall not constitute a legally binding commitment, and neither Newco nor the undersigned shall have any obligation in respect of the Proposed Transaction unless and until a definitive merger agreement and other appropriate documentation has been executed and delivered by Newco and the other parties thereto.

We would prefer to enter into negotiations of the definitive merger agreement with the Special Committee immediately with a view to finalizing and executing the agreement the week of July 24, 2000.

We look forward to discussing this transaction with you.

Sincerely,



Reginald Spinello



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